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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of July, 2004
                         Commission File Number 0- 50822


                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)


         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                  -----            -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes               No   X
                             -----            -----




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This Form 6-K consists of:


Northwestern Mineral Ventures Inc. (TSX-V: NWT) announces that it will be completing a stock split effective July 23, 2004, pursuant to which each issued common share of Northwestern will be subdivided into two common shares. It is expected that the greater number of outstanding new common shares resulting from the stock split (the "NEW SHARES") will provide a wider opportunity for investors to become shareholders of Northwestern and increase liquidity in Northwestern's listed securities. The stock split was approved at the annual and special meeting of the shareholders of Northwestern held on June 23, 2004.

Each registered holder of common shares of Northwestern of record on July 27, 2004 will receive one (1) additional New Share for every common share held.

Northwestern's name and trading symbol will not change as a result of the stock split.

Northwestern currently has 18,000,000 common shares issued and outstanding and will have 36,000,000 common shares issued and outstanding upon completion of the stock split.




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                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Northwestern Mineral Ventures Inc.




                                  By: /s/ Kabir Ahmed
                                  -------------------
                                     Kabir Ahmed
                                     President




Date: July 21, 2004